Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

January 12, 2024

VIA EDGAR TRANSMISSION

Mr. David Matthews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 134 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Mr. Matthews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on December 20, 2023, with respect to the Amendment and the Trust’s proposed new series, the Defiance Treasury Alternative Yield ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

PROSPECTUS

1.	In correspondence, please provide the completed fee table pre-effectively, and include how “Other Expenses” were reasonably estimated for the current fiscal year.

Response: The Fund’s completed Fees and Expenses table is as shown in the attached Exhibit A. The Trust further responds by confirming that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

2.	Please clarify whether U.S. Treasury Bills and/or U.S. Treasury Bonds will be the only Treasury securities to be invested in by the Fund. Or may others also be purchased?

Response: The Trust confirms that the Prospectus has been clarified to indicate that U.S. Treasury bills, U.S. Treasury notes, and/or U.S. Treasury bonds will be the only Treasury securities to be invested in by the Fund as part of the Fund’s principal investment strategy.

3.	Please revise the existing 80% test language to indicate that it applies to net assets. Also, include the parenthetical “(including borrowings for investment purposes” within the Fund’s 80% test disclosure. In either Item 9 disclosure or the SAI, please add disclosure explaining that shareholders will be given 60 days’ notice of any change to Fund’s 80% policy.

Response: The Prospectus has been revised to reflect both of the foregoing changes.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Tidal Investments LLC

Exhibit A

Defiance Treasury Alternative Yield ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.99%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.99%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the”1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$101	$315